UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  October 28, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes   ☐                             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes   ☐                             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Britannia Bulk Holdings Inc Provides Operational and Financial Update

LONDON, England, October 28, 2008 — Britannia Bulk Holdings Inc (the “Company”) (NYSE:DWT), an international provider of dry bulk shipping and maritime logistics services with a focus on transporting dry bulk commodities in and out of the Baltic region, is hereby providing an update on significant financial and operational matters prior to the Company’s upcoming release of unaudited financial and operational results for the three month and the nine month periods ended September 30, 2008.

Expected Third Quarter 2008 Financial Trends

While the Company has not yet concluded the review of its financial results for the three months ended September 30, 2008, the Company expects to announce a significant net loss for the period compared to the net income achieved during the second quarter of 2008.  The Company believes that the expected loss will have resulted from the substantial decreases in dry bulk charter rates that occurred during the period, exacerbated by the Company’s increase in chartered-in capacity during the same period and its entry into the forward freight agreements (“FFAs”) and a bunker fuel hedge more fully described below.

Update on Third Quarter 2008 Operational Difficulties

Chartered-In Vessels.  Historically the Company has chartered-in vessels to increase its overall dead weight tonnage capacity and enhance its service offering to customers.  During the three months ended September 30, 2008 the Company increased its chartered-in capacity at a time when the demand for dry bulk shipping capacity decreased significantly.  This decrease continued throughout the third quarter of 2008 and dry bulk charter rates fell substantially during the same period.  As a result, the charter rates the Company achieved during the three months ended September 30, 2008 for its chartered-in vessels were less than the rates the Company paid to secure many of these vessels, resulting in significant losses.

Forward Freight Agreements.  A forward freight agreement (“FFA”) is an agreement to pay the difference between a current price and the future price of moving a product from one location to another, or for the future price of hiring a ship over a period of time.  FFAs are used by ship-owners and charterers as means of protecting themselves against the volatility of freight rates.  For example, a ship-owner would typically sell FFAs to hedge against falling freight rates.  Similarly, a charterer would typically buy FFAs to fix shipping costs.  Positions in FFAs can be closed out by buying or selling opposing positions.

The Company has historically entered into dry bulk FFAs as economic hedges relating to identifiable ship or cargo positions and as economic hedges of transactions expected to be carried out in the normal course of its shipping business.  None of the Company’s FFA derivatives qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations.   In the past, the Company has entered into FFA contracts to provide a fixed number of theoretical voyages at fixed rates, with such contracts generally ranging from one month to one year and settling monthly based on a published index.  For such contracts, the Company recognizes monthly realized gains or losses from FFAs concurrently with monthly cash settlements.  In addition, unrealized gains or losses on the FFAs are recorded in the Company’s statement of operations under “gains/(losses) on forward freight agreements”.  Entering into FFAs can lead to material fluctuations in the Company’s reported net income on a period to period basis.

Since July 2008, the Company bought FFAs that appear not to have been purchased to hedge identifiable ship or cargo positions.  This resulted in the Company being more exposed to the falling charter rates and reduced overall demand for dry bulk shipping services than it would have been if its historic practice of using FFAs as economic hedges had been followed.  In marking these FFAs to market, the Company expects to recognize a significant realized loss for the three months ended September 30, 2008.  Cash settlement of such FFAs is scheduled to commence in the fourth quarter of 2008 and continue into 2009.

An independent committee of the Company’s Board of Directors has resolved to retain an external advisor to assist it in determining how the Company came to enter into these FFAs.

Bunker Fuel Hedge.  If the Company’s vessels are time-chartered out to third parties, the charterer pays for the bunker (fuel and oil).  In such instance, any inflationary pressure on the cost of bunker fuel does not affect the Company’s results of operations.  If, however, the Company’s vessels are employed under contracts of affreightment (“COAs”) or spot charters, the freight rates it receives are generally sensitive to the price of bunker fuel.  A rise in bunker costs can sometimes have a negative temporary effect on the Company’s results since freight rates generally adjust upwards only after bunker fuel prices settle at a higher level.  To mitigate the risk of this temporary effect, and in light of recent substantial movements in the price for bunker fuel, the Company has in the past entered into hedging arrangements whereby it purchased a fixed quantity of bunker fuel, calculated against identifiable COAs, at a fixed price to be delivered over a specified period of time.  Bunker fuel hedges are designated as cash flow hedges for accounting purposes and, accordingly, unrealized gains or losses resulting from changes in fuel prices are recorded in other comprehensive income (loss), a component of stockholders’ equity.

In the three months ended September 30, 2008, the Company entered into a bunker fuel hedge which is currently uncompetitive because it is hedged to prices which are significantly above the current market price of bunker fuel.  As a result, the Company currently estimates that its aggregate bunker fuel hedging losses for the three months ended September 30, 2008 will be significant.

Board Discussions with Company Management

In response to the severe financial difficulties the Company is experiencing, the Board is currently conducting extensive discussions with the Company’s management team to identify and implement any necessary changes.  While discussions and resulting changes are ongoing, the Board has recently imposed a number of cash conservation and cost reduction measures on the Company and has limited management’s ability to conduct daily sales and purchases and hedging activities, including entering into any new FFAs or bunker fuel hedge arrangements, without specific Board approval.

Engagement of Outside Corporate Advisors

The Company has engaged AlixPartners, a leading corporate advisory firm, to assist the Company in discussions and negotiations with the Company’s lenders and trade counterparties and to address the Company’s current financial and liquidity issues.  Representatives of AlixPartners are working to immediately implement measures to conserve cash and reduce costs.  AlixPartners is expected to have an integral role in helping the Company address key issues with its lenders and trade counterparties.

Ongoing Discussions with Secured Term Loan Facility Lenders

On May 23, 2008, the Company’s wholly owned subsidiary, Britannia Bulk Plc, as borrower (the “Borrower”), entered into a US $170.0 million term loan facility with Lloyds TSB Bank Plc and Nordea Bank Denmark A/S (the “Facility”), which Facility is secured by twenty two vessels in the Company’s owned fleet.  Approximately US $158.0 million is currently outstanding under the Facility.  The Company has guaranteed the Facility and, pursuant to the terms of the guaranty, the Company is subject to certain financial covenants, including a minimum liquidity covenant.  In addition, the Facility contains a collateral cover requirement pursuant to which the Borrower may be required to provide additional collateral or make repayments under the Facility if updated valuations of five of the vessels securing the Facility reflect that the fair market value of such vessels has dropped below required levels.  In addition, such updated valuations will be used in the calculation of certain of the financial covenants.

The Company is not currently in violation of its financial covenants.  Although no such violations currently exist, severe adverse market conditions and the severe financial difficulties currently being experienced by the Company (as well as a revaluation of its fleet) have resulted in a very high risk of a future violation of one or more financial covenants in the near term.  If such violations occur and the Company is unable to cure such violations or obtain waivers within the applicable cure periods to the extent available, such violations will constitute an event of default under the Facility.  Similarly, adverse market conditions have resulted in a material risk that the lenders may require additional collateral or repayments of the Facility under the collateral cover requirement.  A failure to satisfy such collateral cover requirement or make the required payments within 30 days of request by the lenders to do so will also constitute an event of default under the Facility.  Additionally, the lenders may assert that certain insolvency events or material adverse changes have occurred. The occurrence of such events would also constitute events of default. If an event of default occurs, and the Company believes there is a very high risk of that occurring, the lenders would accelerate the due date for the payment of all of the outstanding indebtedness under the Facility, exercise remedies as a secured creditor with respect to the vessels and other collateral securing the Facility and offset cash balances on account with the lenders.

The Company is in discussions with the lenders under the Facility regarding its current severe financial difficulties and the possibility that events of default may occur under the Facility.  There can be no assurance that a resolution of the issues surrounding the Facility will be reached.  The Company is considering its alternatives if it is unable to reach an accommodation with the lenders, including liquidation, administration or protection under applicable bankruptcy or insolvency laws.  In either case (an accommodation with the lenders or a liquidation, administration or bankruptcy) it is unlikely that the Company’s shareholders would realize much, if any, value.

No Payment of Third Quarter Dividend

As a result of its current severe financial difficulties, the Company has determined that it will not pay a dividend on its common shares for the quarter ended September 30, 2008.  While the timing and amount of any future dividend payments will depend on future earnings, financial condition, capital requirements and such other factors as the Board may consider relevant at such future date, the Company does not expect to pay a dividend in the foreseeable future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK HOLDINGS INC

/s/ Fariyal Khanbabi
Chief Financial Officer

Date:  October 28, 2008